Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-130584
October 11, 2006
Free Writing Prospectus
SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Lead Managers	Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Co-Managers	Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Dresdner Kleinwort Securities LLC
UBS Securities LLC

Issuer	SLM Corporation

Note Type	Medium Term Notes, Series A
US MTN Program

Ratings	A2/A

CUSIP	78442F ED 6

USD Amount	$600,000,000

Interest Rate	5.40%

Issue Price	99.656%

Commissions	0.300%

Net Proceeds (%)	99.356%

Net Proceeds ($)	$596,136,000

Announcement Date	October 11, 2006

Closing Date	October 17, 2006

Maturity Date	October 25, 2011

Interest Payment Dates	25th of each April and October during the term of the notes, subject to adjustment in accordance with Following Business Day Convention

1st Payment Date	April 25, 2007

Reset Dates	N/A

Rate Determination Date	N/A

Daycount Fraction	30/360

Business Day Convention	Following Business Day Convention with no adjustment to period end dates

Business Days	New York

Minimum Denominations	$1,000 minimum and integral multiples of $1,000 in excess thereof

Calculation Agent	SLM Corporation

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

SLM Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Company, toll free at 1-800-321-7179.